UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 SCHEDULE 13D THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 20)* PIMCO Income Strategy Fund II
(Name of Issuer)

Auction–Rate Preferred Shares
(Title of Class of Securities)

72201J203 72201J302 72201J401 72201J500 72201J609
(CUSIP Number)

Brigade Leveraged Capital Structures Fund Ltd.
c/o Ogier Fiduciary Services (Cayman) Limited
89 Nexus Way
Camana Bay
Grand Cayman KY1-9007
 Attention:  Donald E. Morgan, III

Copies to:

Raymond Gietz, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].
_________
 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*No additional purchases or sales have been made since the date of the reporting persons' last filing.

CUSIP No.	72201J203 72201J302 72201J401 72201J500 72201J609

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brigade Leveraged Capital Structures Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,619*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,619*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,619*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.1%**

14.	TYPE OF REPORTING PERSON

CO

* Consistent with the Securities and Exchange Commission's Auction Rate Securities Global Exemptive Relief no action letter issued on September 22, 2008, these amounts reflect Brigade Leveraged Capital Structures Fund Ltd.'s combined holdings in the separate series of auction rate preferred shares of the issuer identified by the CUSIP numbers set forth on the cover page of this Schedule 13D Amendment, which are treated herein as one class of securities.

** Percentage calculation is based on the number of Issuer's Auction-Rate Preferred Shares outstanding as of January 31, 2014, as reported in the Issuer's Form N-CSRS filed on March 31, 2014.

CUSIP No.	72201J203 72201J302 72201J401 72201J500 72201J609

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brigade Capital Management, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,669*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,669*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,669*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.9%**

14.	TYPE OF REPORTING PERSON

IA

* Consistent with the Securities and Exchange Commission's Auction Rate Securities Global Exemptive Relief no action letter issued on September 22, 2008, these amounts reflect Brigade Capital Management, LP's combined holdings in the separate series of auction rate preferred shares of the issuer identified by the CUSIP numbers set forth on the cover page of this Schedule 13D Amendment, which are treated herein as one class of securities.

** Percentage calculation is based on the number of Issuer's Auction-Rate Preferred Shares outstanding as of January 31, 2014, as reported in the Issuer's Form N-CSRS filed on March 31, 2014.

CUSIP No.	72201J203 72201J302 72201J401 72201J500 72201J609

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Donald E. Morgan, III

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,669*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,669*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,669*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.9%**

14.	TYPE OF REPORTING PERSON

IN

* Consistent with the Securities and Exchange Commission's Auction Rate Securities Global Exemptive Relief no action letter issued on September 22, 2008, these amounts reflect Donald E. Morgan, III's combined holdings in the separate series of auction rate preferred shares of the issuer identified by the CUSIP numbers set forth on the cover page of this Schedule 13D Amendment, which are treated herein as one class of securities.

** Percentage calculation is based on the number of Issuer's Auction-Rate Preferred Shares outstanding as of January 31, 2014, as reported in the Issuer's Form N-CSRS filed on March 31, 2014.

This Amendment No. 20 amends the Schedule 13D first filed with the Securities and Exchange Commission on January 28, 2011, as amended on March 10, 2011, April 29, 2011, July 15, 2011, September 9, 2011, September 21, 2011, October 24, 2011, November 14, 2011, December 1, 2011, February 29, 2012, May 10, 2012, June 6, 2012, August 1, 2012, May 3, 2013, June 28, 2013, September 20, 2013, April 24, 2014, May 5, 2014, June 6, 2014 and August 21, 2014 (the "Schedule 13D"), and is being filed by Brigade Leveraged Capital Structures Fund Ltd., a Cayman Islands exempted company ("Brigade LCSF"), Brigade Capital Management, LP, a Delaware limited partnership ("Brigade CM") and Donald E. Morgan, III (each a "Reporting Person" and collectively the "Reporting Persons"), with respect to the Auction-Rate Preferred Shares, par value $.00001 per share ("Shares"), of PIMCO Income Strategy Fund II, a Massachusetts business trust (the "Issuer").  Unless otherwise indicated herein, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is supplemented by the following:

As previously disclosed, from time to time, the Reporting Persons have had discussions with the sub-advisor and investment manager of the Issuer concerning the Reporting Persons' proposal that the Issuer pursue leverage alternatives for the outstanding Shares and use the resulting funds to make an issuer tender offer for the Shares.  In connection with these discussions, the Issuer, the Issuer's former investment manager, the Issuer's current investment manager and PIMCO Income Strategy Fund ("PFL" and, together with the foregoing, the "Fund Parties") have entered into an agreement with the Reporting Persons pursuant to which the Fund Parties agreed to conduct a tender offer for some or all of the outstanding Shares and for some or all of the outstanding preferred shares of PFL (the "PFL Shares") at the offer price set forth in such Agreement and the Reporting Persons agreed to tender 100% of their Shares and the PFL Shares and take or refrain from taking certain other actions relating to their holdings of the Shares and the PFL Shares (the "Agreement").  A copy of the Agreement is attached hereto as Exhibit A and is incorporated herein by reference.

The Reporting Persons evaluate their investment in the Shares and purposes for holding such Shares on an ongoing basis and, subject to the terms of the Agreement, reserve the right to change their intentions and develop plans or proposals at any time, as they deem appropriate.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is supplemented by the following:

The Reporting Persons have entered into the Agreement described in Item 4.  For a description of such Agreement, see Items 4 and 7.  The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached hereto as Exhibit B.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Agreement Exhibit B: Joint Filing Agreement

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
September 18, 2014
(Date)

Brigade Leveraged Capital Structures Fund Ltd.

/s/ Donald E. Morgan, III
(Signature)

Director
(Name/Title)

Brigade Capital Management, LP*

By: /s/ Donald E. Morgan, III
(Signature)

Managing Member of its General Partner
(Name/Title)

/s/ Donald E. Morgan, III*
(Signature)

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
* The Reporting Persons disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Exhibit A

TENDER OFFER AND STANDSTILL AGREEMENT
This Agreement ("Agreement") is made and entered into as of the 18th day of September, 2014, by and among PIMCO Income Strategy Fund ("PFL"), PIMCO Income Strategy Fund II ("PFN" and, together with PFL, each a "Fund" and, collectively, the "Funds"), Allianz Global Investors Fund Management LLC ("AGIFM"), Pacific Investment Management Company LLC ("PIMCO" and, together with PFL, PFN and AGIFM, the "Fund Parties") and Brigade Capital Management, LP ("Brigade Capital"), Brigade Leveraged Capital Structures Fund Ltd. ("Brigade Fund") and Donald E. Morgan, III ("Morgan" and, together with Brigade Capital and Brigade Fund, the "Brigade Parties").

WHEREAS, the Brigade Parties and their affiliates (together, "Brigade") are substantial holders of auction rate preferred shares ("ARPS") issued by PFL and PFN, each a closed-end investment company registered under the Investment Company Act of 1940 for which AGIFM served as investment manager and PIMCO served as sub-adviser for periods prior to the close of business on September 5, 2014 and for which PIMCO currently serves as investment manager;
WHEREAS, the Brigade Parties have engaged in discussions with the Fund Parties regarding the Brigade Parties' proposal that the Funds pursue leverage alternatives for the outstanding ARPS of the Funds, including a proposal that each Fund conduct an issuer tender offer for its ARPS, and in that connection entered into a letter agreement dated May 8, 2014, as amended on May 29, 2014, regarding confidentiality obligations with respect to the discussions    (together, the "Discussions");
WHEREAS, Alan Miller and Marti Murray (the "Brigade Trustees") have each been elected to the Boards of Trustees of PFL and PFN (each, a "Board") by ARPS holders voting as a separate class at the nomination of Brigade for terms corresponding with the Funds' Bylaws;
WHEREAS, the Fund Parties and the Brigade Parties have entered into a separate letter agreement dated August 20, 2014 (the "Confidentiality Letter Agreement") regarding confidentiality obligations with respect to a continuation of the Discussions;
WHEREAS, the parties wish to resolve various matters associated with the Discussions, the Brigade Trustees, former Trustees of the Funds nominated by Brigade and Brigade's holdings of the Funds' ARPS.
NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:
1.            Tender Offers.  With respect to each Fund, subject to satisfaction of Section 2(a) below, the Fund Parties (each Fund with respect to itself only) agree to conduct a tender offer by the Fund for 100% of its issued and outstanding ARPS at a price equal to 90% of the $25,000 per share liquidation preference of the ARPS (i.e., a tender offer of $22,500 per ARPS share), plus one non-transferrable contingent payment right, which represents the contractual right to receive the consideration (if any becomes payable) described in the following paragraph, scheduled to expire as of the close of the New York Stock Exchange on October 31, 2014 (such date, as it may be extended in accordance with the terms of the Tender Offers, the "Expiration Date"), subject only to substantially the same conditions as are set forth in Appendix A hereto (the "Tender Offers"), which conditions do not include any minimum level of participation in the Tender Offer by ARPS holders of the Fund.  Each Fund (with respect to itself only) hereby agrees that if, as of the Expiration Date of its Tender Offer, all of such conditions are satisfied, it shall accept for payment all ARPS properly tendered pursuant to its Tender Offer.
In addition, subject to satisfaction of Section 2(a) below, with respect to each Fund, the Fund Parties (each Fund with respect to itself only) agree that, if a Fund completes its Tender Offer and subsequently completes an additional tender offer for its ARPS or a voluntary redemption of its ARPS pursuant to Section 11.4(a)(i) of the Fund's Bylaws (as opposed to and not including a mandatory ARPS redemption pursuant to Section 11.4(a)(ii) of the Fund's Bylaws) (collectively such an additional ARPS tender offer or voluntary redemption of ARPS being referred to herein as a "Voluntary Redemption") during the period of three-hundred and sixty-five (365) calendar days beginning with the Expiration Date of the Fund's Tender Offer (such 365 calendar day period is referred to herein as such Fund's "Subsequent Year") and such subsequent Voluntary Redemption is for a tender offer or redemption price per ARPS share that is greater than the price per ARPS share paid in the Fund's Tender Offer (the amount of such price differential per ARPS share, the "Additional Amount"), the Fund will pay to Brigade and any other ARPS holder who has tendered and received payment for ARPS in the Fund's Tender Offer an additional payment equal to (i) the number of ARPS so tendered by such holder in the Tender Offer multiplied by (ii) the Additional Amount.  Payment of the Additional Amount per ARPS share shall be made within thirty (30) days of the event that gave rise to such payment.

For purposes of this Agreement, the date upon which a Fund "completes," "completed" or the "completion of" a tender offer or redemption for its ARPS means the date upon which the Fund makes payment for all validly tendered ARPS that have been accepted for payment in such tender offer or for all ARPS that have been redeemed pursuant to a redemption.  For the sake of clarity, a Fund's Tender Offer shall be deemed "completed" for purposes of this Agreement on the date upon which a Fund makes payment for all validly tendered ARPS that have been accepted for payment in such Tender Offer, and such Tender Offer shall not be integrated with or deemed to continue in the event that the Fund engages in a subsequent Voluntary Redemption and/or is required to make a payment of an Additional Amount with respect to such Tender Offer pursuant to the immediately preceding paragraph.  In this regard, a Fund's Subsequent Year (which shall begin on the Expiration Date of such Fund's Tender Offer) shall not be extended for any reason and shall not relate to or recommence in connection with a subsequent Voluntary Redemption or other tender offer or redemption conducted by the Fund.
2.            Agreements and Obligations of the Brigade Parties.  The Brigade Parties hereby agree and undertake that:
(a)            As a condition to the Fund Parties' obligations in Section 1, the Brigade Parties shall recommend, and each Brigade Trustee shall have delivered on or prior to the date of this Agreement, his or her resignation as a Trustee of PFL and PFN, with such resignation to be conditioned upon and to take effect as of the completion of the particular Fund's Tender Offer.
(b)            With respect to each Fund, if a Tender Offer is conducted by the Fund, Brigade shall tender one-hundred percent (100%) of its holdings in ARPS of the Fund, such that Brigade would have no holdings in the Fund's ARPS following completion of the Fund's Tender Offer.
(c)            The Brigade Parties shall, for a period of three (3) years from and after the date that a Fund's Tender Offer is completed, (i) refrain from directly or indirectly making or supporting any shareholder proposals concerning the Funds including, without limitation, any nomination of a candidate for Trustee of the Funds, (ii) vote in accordance with the applicable Board's and management's recommendations on any matters affecting the Funds (except as noted below in the proviso to subparagraph (d)(ii), which shall apply to the Brigade Parties' obligations with respect to the Funds in this subparagraph (c)(ii)), (iii) refrain from directly or indirectly soliciting or encouraging others to vote against the applicable Board's and management's recommendations on any matters affecting the Funds; and (iv) refrain from directly or indirectly proposing, or making any filing with respect to, any form of business combination, restructuring, recapitalization, dissolution or similar transaction involving the Funds, including, without limitation, a merger, tender or exchange offer, open-ending, share repurchase or liquidation of a Fund's assets.
(d)            The Brigade Parties shall, for a period of three (3) years from and after the date that a Fund's Tender Offer is completed, (i) refrain from directly or indirectly making or supporting any shareholder proposals concerning any other existing or future investment company advised, sub-advised, distributed or sponsored by AGIFM, PIMCO or their affiliates ("Other Allianz or PIMCO Funds") including, without limitation, any nomination of a candidate for trustee or director of the Other Allianz or PIMCO Funds, (ii) vote in accordance with the applicable board of trustees/directors' (or similar body, a "board") and management's recommendations on any matters affecting Other Allianz or PIMCO Funds; provided that the Brigade Parties shall not be so obligated if (x) the Brigade Parties determine that the applicable board's or management's recommendation would be contrary to a previously established policy adopted by the Brigade Parties not solely relating to the Other Allianz or PIMCO Funds, (y) the Brigade Parties determine that the fiduciary duties owed by the Brigade Parties to the beneficial owners of the equity securities of the Other Allianz or PIMCO Funds over which the Brigade Parties have voting authority would require the Brigade Parties to vote in a manner that differs from the applicable board's or management's recommendation, or (z) the Brigade Parties do not have voting authority over the equity securities of the Other Allianz or PIMCO Funds held by the Brigade Parties, (iii) refrain from directly or indirectly soliciting or encouraging others to vote against the applicable board's and management's recommendations on any matters affecting Other Allianz or PIMCO Funds; and (iv) refrain from directly or indirectly proposing, or making any filing with respect to, any form of business combination, restructuring, recapitalization, dissolution or similar transaction involving Other Allianz or PIMCO Funds, including, without limitation, a merger, tender or exchange offer, open-ending, share repurchase or liquidation of the assets of Other Allianz or PIMCO Funds. Notwithstanding the foregoing, the defined term "Other Allianz or PIMCO Funds" as used in this Section 2(d) shall not include PIMCO Corporate & Income Opportunity Fund ("PTY") and, accordingly, this Section 2(d) shall not be applicable to PTY, or to PIMCO solely in its capacity as investment manager to PTY, in any respect.

3.            Release of Any Claims; Covenants Not to Sue.
(a)            Subject to and upon completion of the Tender Offers, each of the Brigade Parties, on behalf of itself, its heirs, beneficiaries, administrators, personal representatives, successors, assigns, parents, subsidiaries, shareholders, affiliates, and predecessors, as applicable, in exchange for the agreements and other consideration in this Agreement, (i) does hereby compromise, settle, and absolutely, unconditionally, and fully release and forever discharge each of the Fund Parties and their current and former respective successors, subsidiaries, affiliates, employees, officers, directors, trustees, managers, investors and shareholders, and each of their respective attorneys, administrators, personal representatives, insurers and assigns (together, the "Released Fund Parties") of and from any and all claims, demands, debts, liens, obligations, fees and expenses (including attorneys' fees and expenses related to any previously completed or ongoing litigation involving the parties), harm, injuries, liabilities, cause or causes of action, whether known or unknown, claimed or alleged, asserted or unasserted, either at law or in equity, whether statutory, in contract or in tort, of any kind or character which it has, or owns, or may now or in the future have or own for any claims arising out of or relating in any way to the Discussions, the Brigade Trustees or former Trustees of the Funds nominated by Brigade or their nominations or elections, the Tender Offers or Brigade's acquisition of, transactions in, ownership of or holdings in the Funds' ARPS and (ii) acknowledges and agrees that it will not now or in the future bring any claim, action, lawsuit, arbitration proceeding or other form of action against any of the Released Fund Parties, directly or indirectly, arising out of or in any way connected with any claim or potential claim released under this Agreement as referenced in sub-paragraph 3(a)(i) above, and that this Agreement is a bar to any such claim, action, lawsuit, proceeding or other form of action.
(b)            Subject to and upon completion of the Tender Offers, each of the Fund Parties, on behalf of itself, its heirs, beneficiaries, administrators, personal representatives, successors, assigns, parents, subsidiaries, shareholders, affiliates, and predecessors, as applicable, in exchange for the agreements and other consideration in this Agreement, (i) does hereby compromise, settle, and absolutely, unconditionally, and fully release and forever discharge each of the Brigade Parties and their current and former respective successors, subsidiaries, affiliates, employees, officers, directors, trustees, managers, investors and shareholders, the individuals nominated in the past by Brigade for election to the Boards, and each of their respective attorneys, administrators, personal representatives, insurers and assigns (together, the "Released Brigade Parties") of and from any and all claims, demands, debts, liens, obligations, fees and expenses (including attorneys' fees and expenses related to any previously completed or ongoing litigation involving the parties), harm, injuries, liabilities, cause or causes of action, whether known or unknown, claimed or alleged, asserted or unasserted, either at law or in equity, whether statutory, in contract or in tort, of any kind or character which it has, or owns, or may now or in the future have or own for any claims arising out of or relating in any way to the Discussions, the Brigade Trustees or former Trustees of the Funds nominated by Brigade or their nominations or elections, the Tender Offers or Brigade's acquisition of, transactions in, ownership of or holdings in the Funds' ARPS and (ii) acknowledges and agrees that it will not now or in the future bring any claim, action, lawsuit, arbitration proceeding or other form of action against any of the Released Brigade Parties, directly or indirectly, arising out of or in any way connected with any claim or potential claim released under this Agreement as referenced in sub-paragraph 3(b)(i) above, and that this Agreement is a bar to any such claim, action, lawsuit, proceeding or other form of action.
(c)            For the avoidance of doubt, the provisions of Section 3(a) and Section 3(b) shall not apply to PTY, or to PIMCO solely in its current capacity as investment manager of PTY or to AGIFM and PIMCO solely in their former capacities as investment manager and sub-adviser, respectively, to PTY.
(d)            The Brigade Parties and the Fund Parties acknowledge and agree that the releases and covenants provided in this Section 3 are in no way an admission or acknowledgment of any liabilities, claims or causes of action that one party may have against the other.
(e)            The provisions of Section 3(a) and Section 3(b) shall not be deemed to preclude any claim by any party hereto alleging a breach of the terms of this Agreement.
4.            No Disparagement.  For a period of three (3) years from and after the date of this Agreement, the Brigade Parties, on the one hand, and the Fund Parties, on the other hand, shall refrain from directly or indirectly disparaging, impugning, or taking any action reasonably likely to damage the reputation of the other party or its employees or affiliates or the current and former Trustees or officers of the Funds with respect to the subject matter of the Discussions, the Brigade Trustees or former Trustees of the Funds nominated by Brigade or their nominations or elections, the Tender Offers or Brigade's holdings in the Funds' ARPS, including relating to prior discussions, actions and communications regarding leverage alternatives, prior litigation and related outcomes, the subject matter of proxy contests and Fund governance, management, performance, compliance and related topics.  The foregoing shall not apply to any compelled testimony or production of information, either by legal process, subpoena, or as part of a response to a request for information from any governmental authority with jurisdiction over the party from whom information is sought.  For the avoidance of doubt, the provisions of this Section 4 shall not apply to PTY, or to PIMCO solely in its current capacity as investment manager of PTY or to AGIFM and PIMCO solely in their former capacities as investment manager and sub-adviser, respectively, to PTY.

5.            Injunctive Relief.  Each party acknowledges that a breach of its obligations under this Agreement may result in irreparable harm to the other party for which monetary damages will not be sufficient. Each party hereto agrees that, in the event of a breach or threatened breach by the other party of its obligations under this Agreement, the non-breaching party shall be entitled, in addition to its other rights and remedies hereunder or at law, to injunctive or other equitable relief, and such further relief as may be proper from a court of competent jurisdiction, including specific performance of the obligations set forth in Section 2 of this Agreement.
6.            Confidentiality.  The Brigade Parties and the Fund Parties hereby agree to and do hereby extend the term of the Confidentiality Letter Agreement and their respective obligations thereunder in accordance with Section 7 hereof; provided that the Fund Parties may disclose the subject matter of the Tender Offers to third parties, including to other holders of the Funds' ARPS and to service providers and agents who may be engaged to assist in conducting the Tender Offers, before the Tender Offers are publicly announced.  For the avoidance of doubt, the Fund Parties acknowledge that the Brigade Parties will be required to file a copy of this Agreement on an amendment to Schedule 13D, and the Brigade Parties acknowledge that the Funds will be required to file a copy of this Agreement with their respective Form TO filings in connection with the Tender Offers.
7.            Term.  This Agreement shall terminate on the earlier of (i) September 30, 2014, if the Funds have not on or before that date commenced the Tender Offers, (ii) the close of the New York Stock Exchange on the business day next following the Expiration Date, if the Funds have not accepted validly tendered ARPS for purchase pursuant to the Tender Offers by such time and (iii) the date of completion of the Tender Offers.  In the case of termination of this Agreement pursuant to Section 7(i) and Section 7(ii), all provisions of this Agreement shall terminate and have no further force or effect upon such termination, except that the confidentiality obligations of the parties under Section 6 hereof and the Confidentiality Letter Agreement shall survive the termination of this Agreement.  In the case of termination of this Agreement pursuant to Section 7(iii), the obligations of the parties under Sections 1, 2, 3, 4, 5, 6 and 8 hereof shall survive the termination of this Agreement.
8.            Non-Binding Discussions Regarding PTY.  One or more of the Brigade Parties is currently a holder of ARPS issued by PTY.  PIMCO and the Brigade Parties agree to engage in non-binding discussions regarding possible leverage alternatives for the outstanding ARPS of PTY (the "PTY Discussions") during a two-month period, which two-month period will commence with the date of this Agreement (the "PTY Discussions Period"), it being understood that PIMCO will be under no obligation to take any action, including to recommend any such leverage alternatives to PTY or PTY's Board of Trustees, as a result of such PTY Discussions.    For purposes of clarity, none of PIMCO, PTY or PTY's Board of Trustees, on the one hand, or the Brigade Parties, on the other hand, shall be obligated in any way by such PTY Discussions, and the PTY Discussions are not intended to, and they will not, create any fiduciary or other special duties or obligations between the parties hereto; any binding agreement or obligation related to PTY subsequently agreed to between PIMCO and PTY on the one hand, and such Brigade Parties, on the other hand, must be in the form of a separate duly executed written agreement (a "PTY Agreement").  Without limiting the generality of the foregoing, each of the parties hereto agrees on behalf of itself and its affiliates not to institute or maintain any claim, action, lawsuit, arbitration proceeding or other form of action which seeks to establish, or which is otherwise based upon an assertion, that any contractual relationship exists with respect to PTY as a consequence of the PTY Discussions, except pursuant to a PTY Agreement, if negotiated, duly executed and delivered by the parties.  The Brigade Parties acknowledge that any PTY Agreement would require the approval of the PTY's Board of Trustees.  Prior to the commencement of the PTY Discussions Period, PIMCO and the Brigade Parties shall enter into a separate confidentiality agreement with respect to the PTY Discussions that is mutually acceptable to PIMCO and the Brigade Parties, which will be coterminous with the PTY Discussions Period and the terms of which will be substantively similar to the Confidentiality Letter Agreement.
9.            Miscellaneous.
(a)            Notices.  Any notices or other communications required or permitted hereunder will be deemed to have been properly given and delivered if in writing by such party or its legal representative and delivered personally or sent by facsimile, e-mail or other electronic communication, or by a nationally recognized overnight courier service guaranteeing overnight delivery, addressed as follows:
If to a Brigade Party:                  Brigade Capital Management, LP
399 Park Avenue, 16th Floor
New York, NY 10022
Attn:  Steven Vincent
E-mail: SV@brigadecapital.com
Facsimile: 212-745-9701

If to PIMCO:                                       Pacific Investment Management Company LLC
1633 Broadway
New York, New York 10019
Attn: Joshua Ratner
E-mail:  josh.ratner@pimco.com
Facsimile: 949-720-8670

If to AGIFM:                                      Allianz Global Investors Fund Management LLC
1633 Broadway
New York, New York 10019
Attn:  Thomas Fuccillo
E-mail:  thomas.fuccillo@allianzgi.com
Facsimile: 212-739-4222

If to PFL or PFN:                            PIMCO Income Strategy Fund
PIMCO Income Strategy Fund II
c/o Pacific Investment Management Company LLC
1633 Broadway
New York, New York 10019
Attn: Joshua Ratner
E-mail:  josh.ratner@pimco.com
Facsimile: 949-720-8670

(b)            No Assignment; Binding Effect.  No Party shall assign this Agreement or its rights hereunder without the express written consent of the other parties.  This Agreement is binding upon and inures to the benefit of the Parties hereto and their respective heirs, legal representatives, executors, administrators, successors and assigns.
(c)            Agreement Separable.  If any provision hereof is for any reason unenforceable or inapplicable, the other provisions hereof will remain in full force and effect in the same manner as if such unenforceable or inapplicable provision had never been contained herein.  This Agreement will not be binding on the parties unless and until it is approved on behalf of each Fund by action of its Board.  In that regard PIMCO, in its capacity as investment manager for the Funds, will recommend that each Board approve this Agreement.
(d)            Counterparts.  This Agreement may be executed in any number of counterparts, each of which will, for all purposes, be deemed to be an original.  Facsimile or electronic signatures shall have the same force and effect as executed originals.
(e)            Governing Law.  This Agreement is governed by the laws of the State of New York, without regard to the principles of conflicts of laws or choice of laws of any state or commonwealth.  Each party submits to the exclusive jurisdiction of, and acknowledges the propriety of venue in the United States District Court for the Southern District of New York sitting in New York County, New York, and its appellate courts, as well as any Courts of the State of New York sitting in New York County, New York, and the appellate courts thereof.  To the extent not prohibited by applicable law that cannot be waived, the parties hereby waive, and covenant that they will not assert (whether as plaintiff, defendant or otherwise), any right to trial by jury in any action arising in whole or in part under or in connection with this Agreement, whether now existing or hereafter arising, and whether sounding in contract, tort or otherwise.  The parties agree that any of them may file a copy of this Section 9(e) with any court as written evidence of the knowing, voluntary and bargained-for agreement between the parties each irrevocably to waive its right to trial by jury in any proceeding whatsoever between them relating to this Agreement, which will instead be tried in a court of competent jurisdiction by a judge sitting without a jury.
(f)            Entire Agreement.  This Agreement constitutes the entire agreement between the parties with respect to the matters set forth herein, and there are no other covenants, agreements, promises, terms and provisions, conditions, undertakings or understandings, either oral or written, between them other than those herein set forth.  No subsequent alteration, amendment, change, deletion or addition to this Agreement shall be binding upon the parties unless in writing and signed by the parties.
(g)            Further Assurances.  Each party covenants, on behalf of itself and its successors and assigns, to take all actions and do all things, and to promptly and duly execute, acknowledge and deliver any and all such further instruments and documents necessary or proper to achieve the purposes and objectives of this Agreement.
(h)            Massachusetts Business Trust Matters.  A copy of the Agreement and Declaration of Trust of each Fund is on file with the Secretary of State of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trustees of each Fund as Trustees and not individually and that the obligations of a Fund under this instrument are not binding upon any of the Trustees, officers or shareholders of such Fund individually, but are binding only upon the assets and property of such Fund.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above, and each party represents and acknowledges that it possesses the requisite authority to execute this Agreement.
PIMCO Income Strategy Fund

By:            /s/ Peter G. Strelow

Date:            September 18, 2014

PIMCO Income Strategy Fund II

By:            /s/ Peter G. Strelow

Date:            September 18, 2014

Allianz Global Investors Fund Management LLC

By:            /s/ Julian F. Sluyters

Date:            September 18, 2014

Pacific Investment Management Company LLC

By:            /s/ Craig A. Dawson

Date:            September 18, 2014

Brigade Capital Management, LP	Donald E. Morgan, III

By: /s/ Donald E. Morgan III	/s/ Donald E. Morgan III

Date: September 18, 2014	Date: September 18, 2014

Brigade Leveraged Capital Structures Fund Ltd.

By:            /s/ Donald E. Morgan III

Date:            September 18, 2014

APPENDIX A

TENDER OFFER CONDITIONS:

It is a condition to each tender offer that a Fund cannot accept tenders or effect repurchases, unless otherwise determined by the Fund's Board, if: (1) such transactions, if consummated, would (a) result in delisting of the Fund's common shares from the New York Stock Exchange; (b) impair the Fund's status as a regulated investment company under the Internal Revenue Code of 1986 (which would make the Fund subject to federal income tax on all of its net income and gains in addition to the taxation of shareholders who receive distributions from the Fund); or (c) result in a failure of the Fund to comply with the applicable asset coverage requirements in the event any senior securities are issued and outstanding; (2) there shall be instituted or pending before any governmental entity or court any action, proceeding, application or claim, or any judgment, order or injunction sought, or any other action taken by any person or entity, which (a) restrains, prohibits or materially delays the making or consummation of the tender offer; (b) challenges the acquisition by the Fund of ARPS pursuant to the tender offer or the Board's fulfillment of its fiduciary obligations in connection with the tender offer; (c) seeks to obtain any material amount of damages in connection with the tender offer; or (d) otherwise directly or indirectly materially adversely affects the tender offer or the Fund; or (3) there is any (a) suspension of or limitation on prices for trading securities generally on the New York Stock Exchange or other national securities exchange(s); (b) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State; or (c) limitation affecting the Fund or the issuers of its portfolio securities imposed by federal or state authorities on the extension of credit by lending institutions.

Exhibit B
Joint Filing Agreement
Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of PIMCO Income Strategy Fund II.
This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.
September 18, 2014
(Date)

Brigade Leveraged Capital Structures Fund Ltd.

/s/ Donald E. Morgan, III
(Signature)
Director
(Name/Title)

Brigade Capital Management, LP

By: /s/ Donald E. Morgan, III
(Signature)

Managing Member of its General Partner
(Name/Title)

/s/ Donald E. Morgan, III
(Signature)

SK 25586 0002 6102800